UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 3, 2016

NICOLET BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Wisconsin	001-37700	47-0871001
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

111 North Washington Street

Green Bay, Wisconsin 54301

(Address of principal executive offices)

(920) 430-1400

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

Nicolet Bankshares, Inc. (“Nicolet”) and First Menasha Bancshares, Inc. (“First Menasha”) entered into an Agreement and Plan of Merger, dated November 3, 2016 (the “Merger Agreement”), pursuant to which First Menasha will merge with and into Nicolet (the “Merger”). Following the Merger, The First National Bank - Fox Valley (“FNB-Fox Valley”), the wholly-owned bank subsidiary of First Menasha, will merge with and into Nicolet National Bank, Nicolet’s wholly-owned bank subsidiary, with Nicolet National Bank continuing as the surviving bank, with all bank branches operating under the Nicolet National Bank brand.

Nicolet and First Menasha have agreed to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a proxy statement/prospectus to be mailed to First Menasha shareholders. As soon as practicable following effectiveness of the registration statement on Form S-4, First Menasha will call a special shareholder meeting to approve the Merger Agreement.

Merger Consideration: Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), First Menasha shareholders have the right to receive, at the election of each holder and subject to proration, cash of $131.50 per share of First Menasha common stock and/or 3.411 shares of Nicolet common stock for each share of First Menasha common stock (the “Exchange Ratio”) with total consideration to consist of between 25% cash/75% stock and 40% cash/60% stock. The Merger Agreement outlines proration procedures if such cash election shares are under- or over-subscribed (that is, if less than 146,800 shares or more than 234,900 shares, respectively, of First Menasha common stock elect to receive cash). Further, the Merger Agreement provides that the Exchange Ratio is fixed unless the Nicolet Common Stock Price (as defined in the agreement) is (a) greater than $43.55, to which the Exchange Ratio would become floating at the quotient of $148.55 divided by the Nicolet Common Stock Price, or (b) less than $33.55, to which the Exchange Ratio would become floating at the quotient of $114.44 divided by the Nicolet Common Stock Price.

Board of Directors: At the Effective Time, two members of the First Menasha’s board of directors (to be designated by the Nicolet board of directors prior to the Effective Time) shall be appointed and added to the boards of Nicolet and Nicolet National Bank.

Treatment of Outstanding Restricted Stock: Immediately prior to the Effective Time, each outstanding First Menasha restricted stock award shall automatically vest and be cancelled in exchange for a cash payment equal to the product of the number of shares of First Menasha common stock underlying such restricted stock award and $131.50.

Closing Conditions: Consummation of the Merger is subject to certain customary closing conditions, including without limitation, (i) approval of the Merger Agreement by First Menasha shareholders, (ii) the receipt of all requisite regulatory approvals, and (iii) receipt of a tax opinion of Nicolet’s counsel that the Merger will qualify as a tax-free reorganization.

Representations, Warranties and Covenants: The Merger Agreement includes detailed representations, warranties and covenant provisions that are customary for transactions of this type.

Termination: The Merger Agreement provides certain termination rights for both Nicolet and First Menasha and further provides that a termination fee of $3.25 million will be payable by First Menasha to Nicolet upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1.

The representations and warranties set forth in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement. In addition, such representations and warranties (i) have been made only for the purpose of the Merger Agreement; (ii) have been qualified by the disclosures made to the other party in connection with the Merger Agreement; (iii) are subject to materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors; and (iv) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties and not for purpose of establishing such matters as facts. Based upon the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. Investors should read the Merger Agreement together with the other information concerning Nicolet and First Menasha that is filed in reports and statements with the SEC.

Item 8.01	Other Events.

On November 4, 2016, Nicolet Bankshares, Inc. (“Nicolet”), and First Menasha Bancshares, Inc. (“First Menasha”), issued a joint press release announcing that the companies have entered into a definitive merger agreement dated November 3, 2016 (the “Merger Agreement”), pursuant to which First Menasha will merge with and into Nicolet (the “Merger”). A copy of the press release is attached hereto as Exhibit 99.1.

The Merger Agreement was unanimously approved by the boards of directors of each of Nicolet and First Menasha. The Merger is expected to close in the second quarter of 2017, subject to customary closing conditions, including approval by First Menasha shareholders and regulatory approvals. Upon consummation, it is expected that all branches of First Menasha’s wholly owned banking subsidiary, The First National Bank - Fox Valley, will open as Nicolet National Bank branches, while Nicolet’s branch at 2400 S. Kensington Drive, Appleton, will simultaneously close.

Based on September 30, 2016 financial results the combined company would have total assets of $2.7 billion, deposits of $2.3 billion and loans of $1.9 billion. Based upon Nicolet’s closing price of $38.09 as of November 3, 2016, the merger consideration is valued at approximately $76.6 million. The estimated transaction value is a 1.65 multiple of First Menasha’s tangible book value as of September 30, 2016. Nicolet estimates high single-digit EPS accretion in 2018 excluding merger charges and an estimated tangible book earn-back period of less than 5 years.

First Menasha provided a letter to its shareholders relative to the announced merger transaction. A copy of the shareholder letter is attached hereto as Exhibit 99.2.

Important Information for Investors

This communication relates to the proposed merger transaction involving Nicolet and First Menasha. In connection with the proposed merger, Nicolet and First Menasha will file a proxy statement/prospectus on Form S-4 and other relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, FIRST MENASHA INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, FIRST MENASHA AND THE PROPOSED MERGER. When available, the proxy statement/prospectus will be delivered to shareholders of First Menasha. Investors may obtain copies of the joint proxy statement/prospectus and other relevant documents (as they become available) free of charge at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Nicolet will be available free of charge on Nicolet’s website at www.nicoletbank.com.

Forward Looking Statements “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995.

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which Congress passed in an effort to encourage companies to provide information about their anticipated future financial performance. This act protects a company from unwarranted litigation if actual results are different from management expectations. This report reflects the current views and estimates of future economic circumstances, industry conditions, company performance, and financial results of the management of Nicolet and First Menasha. These forward-

looking statements are subject to a number of factors and uncertainties which could cause Nicolet’s, First Menasha’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made and neither Nicolet nor First Menasha assumes any duty to update forward-looking statements. There are a number of factors that could cause our actual results to differ materially from those projected in such forward-looking statements.

In addition to factors previously disclosed in Nicolet’s reports filed with the SEC and those identified elsewhere in this report, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Nicolet and First Menasha and between Nicolet National Bank and The First National Bank - Fox Valley , including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Nicolet’s and First Menasha’s plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Nicolet’s and First Menasha’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

 The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Nicolet and First Menasha may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities and cost savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (7) First Menasha’s shareholders may fail to approve the transaction; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on merger related issues; (10) changes in asset quality and credit risk; (11) the cost and availability of capital; (12) customer acceptance of the combined company’s products and services; (13) customer borrowing, repayment, investment and deposit practices; (14) the introduction, withdrawal, success and timing of business initiatives; (15) the impact, extent, and timing of technological changes; (16) severe catastrophic events in our geographic area; (17) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (18) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (19) the interest rate environment may compress margins and adversely affect net interest income; and (20) competition from other financial services companies in the companies’ markets could adversely affect operations. Additional factors that could cause Nicolet’s results to differ materially from those described in the forward-looking statements can be found in Nicolet’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Nicolet, First Menasha or the proposed merger or other matters and attributable to Nicolet, First Menasha or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Nicolet and First Menasha do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Contact:

Investor Relations & Media Contacts:

First Menasha:	Peter Prickett – President & CEO, FNB – Fox Valley
Phone: 920.729.6971
Email: pprickett@fnbfoxvalley.com

Nicolet:	Bob Atwell – Chairman, Nicolet National Bank
Jeff Gahnz – VP, Marketing / Public Relations, Nicolet National Bank
Phone: 920.430.1400
Email: batwell@nicoletbank.com or jgahnz@nicoletbank.com

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger Between Nicolet Bankshares, Inc. and First Menasha Bancshares, Inc. dated November 3, 2016
99.1	Joint Press Release, dated November 4, 2016
99.2	First Menasha Shareholder Letter being mailed on November 4, 2016

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 4, 2016	NICOLET BANKSHARES, INC.

	By:	/s/ Ann K. Lawson
Ann K. Lawson
Chief Financial Officer